Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 16, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

Greg Ludkovsky, Chief Technology Officer, Mittal Steel, discusses Mittal Steel's technological strength, how this enhances customer relationships and adds value to the Mittal Steel business

SPEAKER	TIMECODE	English TRANSCRIPTION
Greg Ludkovsky	00:00

So Mittal Steel RND is a customer-focused organisation. This customer focus begins with a division, which is called part application. This division is basing its work on a concept of early involvement, meaning the best way to truly understand a customer to have your representatives, if you will ambassadors, being part of the customer creative team. To accomplish this we have our engineers stationed basically full time in a customer RND advanced engineering community.

We bring into life the most sophisticated techniques available.

00:40

When we offer a customer a coil or....products, it is accompanied by complete understanding how it’s going to solve the main requirements, not only of our customer, but the end user. When we develop a new generation of advanced high strain steels, we put them into ... analysis crash to see what would happen with the vehicle with the front crash, off-set crash, decking into the pole and what would happen with the occupant in a vehicle built of our steel. So today it is no longer selling steel, as I mentioned before. It is selling total complex and completed engineering solutions.

01:30

My personal believe that if you expect a lot from the people you have to give them every single tool available the techniques we are employing are the most sophisticated in the world. We employ tools like low discharge, incredible amount of x-ray techniques, dilatonatry (?) and the list goes on and on and on... Basically, it’s one of the best equipped laboratories in this business today.

02:00

You know what, what we’re living through right now is very amazing. Once in a while times come when RND moves away from the steady improvement to the leap-frog jump. The type of steel we’re developing right now are radically different in their metallurgical understanding, in their functionality, in their performance. So, their growth and product development is stunning, ok. We’re basically expanding the horizon of metallurgical science and science of physics with the steel that we are employing right now. As I look for the future I believe that in the next few years we will continue to focus on minimising variability of a new generation of steel we just currently developed, while continuing to work on new products. And I also believe that a lot of new innovation will come on interfaces of different technologies. I also believe that before too long we will be faced with, with hydrogen engines and hydrogen technology, so that will have a very dramatic impact on the choice of materials. And right now in our laboratory we are beginning to think and pre-plan ourselves for this potential hydrogen future.

03:23	Well, what is fundamentally different about our laboratory is that we no longer make steel, we provide our customers with engineering solutions